Mail Stop 4561

April 27, 2010

Ahmed Rubaie
Chief Financial Officer
Ariba, Inc.
11625 Rainwater Drive
Alpharetta, GA 30004

      Re: Ariba, Inc.
             Form 10-K for the Fiscal Year Ended September 30, 2009
             File No. 000-26299

Dear Mr. Rubaie:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Patrick Gilmore
                    Accounting Branch Chief